UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: November 13, 2023
Commission File Number: 001-39307
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Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)
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2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⌧ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Enters into Exclusive, Global License Agreement with Novartis on CAR-T Therapies Targeting DLL3
License Agreement and Licensed Products
On November 10, 2023 Legend Biotech Ireland Limited (“Legend Ireland”), a wholly owned subsidiary of Legend Biotech Corporation (together with Legend Ireland, “Legend Biotech”) entered into a License Agreement (“License Agreement”) with Novartis Pharma AG (“Novartis”), pursuant to which Legend Biotech granted Novartis an exclusive worldwide license under certain intellectual property rights controlled by Legend Biotech in order to develop, manufacture, commercialize and otherwise exploit certain chimeric antigen receptor T-cell (“CAR-T”) cell therapies targeting Delta-like ligand protein 3 (“DLL3”), including Legend’s existing autologous CAR-T cell therapy candidate which Legend Biotech refers to as “LB2102” (the “Licensed Products”).
The provisions of the License Agreement, subject to certain customary exceptions, will not become effective until the parties obtain any necessary consents and approvals, including review by the appropriate regulatory agencies under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Conditions to Effectiveness”).
Financials
Following the occurrence of the Conditions to Effectiveness, Novartis will be obligated to pay to Legend Biotech a $100 million upfront cash payment.  In addition, Legend Biotech will be eligible to receive from Novartis up to an aggregate of $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones.  Legend Biotech will also be eligible to receive tiered royalties from the high single digits to the low teens based upon net sales of Licensed Products, subject to certain reductions and offsets.  Royalty payments obligations of Novartis continue on a Licensed Product-by-Licensed Product and country-by-country basis, until the latest of: (i) a specified period of time after the first commercial sale of such Licensed Product in such country; (ii)  the expiration of the last-to-expire qualifying valid claim of a licensed patent that covers such Licensed Product in such country; and (iii) the expiration of regulatory exclusivity for such Licensed Product in such country.
Development, Manufacture and Commercialization
Legend Biotech will be responsible for conducting a Phase 1 clinical trial in the United States for LB2102 (the “Legend Phase 1 Trial”) in accordance with a mutually agreed development plan and development budget.  Novartis will reimburse Legend Biotech for its development costs and expenses in conducting the Legend Phase 1 Trial, subject to certain limitations and exceptions.
Other than with respect to the Legend Phase 1 Trial, Novartis will be solely responsible, at its cost, for the development, manufacture, commercialization and other exploitation of the Licensed Products.
Non-Compete
For specified periods of time and subject to certain exceptions, (i) neither Legend nor Novartis will be permitted to conduct outside of the License Agreement clinical trial or commercialization activities for certain competing CAR-T cell therapies that are directed to DLL3 and (ii) Legend will not be permitted to conduct outside of the License Agreement clinical trial activities for in vivo CAR-T cell therapies that are directed to DLL3.

Expiration and Termination
Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the applicable royalty term.
The License Agreement is subject to customary termination provisions, including termination of the License Agreement in its entirety by either party for the other party’s uncured material breach or the other party’s bankruptcy or other similar financial distress, termination of the License Agreement in its entirety by Novartis for a material safety event, and termination of the License Agreement in its entirety or on a country-by-country basis, by Novartis, with or without cause, upon specified prior notice to Legend Biotech. In the event of certain terminations of the License Agreement, Legend Biotech is entitled to certain reversionary rights with respect to the terminated Licensed Products.
The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property.
The foregoing description of the terms of the License Agreement is not complete and is qualified in its entirety by reference to the full text of the License Agreement, a copy of which Legend intends to file as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

In addition, on November 13, 2023, Legend Biotech issued a press release announcing the transaction. A copy of the press release is attached hereto as Exhibit 99.1.

This Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference in the registration statements of Legend Biotech Corporation (the “Company”) on Form F-3 (Nos. 333-257609, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.
Cautionary Note Regarding Forward-Looking Statements
Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the anticipated completion of the proposed transaction with Novartis, potential payments that may be received by Legend Biotech under the License Agreement, including for potential milestones and royalties, the ability of Legend Biotech and Novartis to develop a licensed product from clinic to market, the potential benefits of a licensed product, and Legend Biotech’s and Novartis’ rights and obligations under the License Agreement. The forward-looking statements contained herein are based upon Legend Biotech’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. These forward-looking statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, including that the proposed transaction will be completed in a timely manner or at all, the possibility that certain closing conditions to the proposed transaction will not be satisfied; uncertainty as to whether the anticipated benefits and opportunities of the proposed transaction may not be realized or make take longer to realize or may cost more than expected; risks of unexpected hurdles, costs or delays; challenges in technology transfer and cell therapy manufacturing, particularly scaling up to commercial supply volumes, can limit the benefits of the transaction; challenges inherent in new product candidate development, including the uncertainty of clinical success or receipt of unexpected clinical data; unexpected regulatory actions or delays; challenges associated with collaborating with third parties, including intellectual property, operational, financial and other risks; uncertainty of commercial success for new products; the ability of Legend Biotech and/or Novartis to successfully execute their strategic plans; government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by third parties; uncertainties arising from challenges to the Company’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. The Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX
Exhibit	Title

99.1	Press Release, dated November 13, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
LEGEND BIOTECH CORPORATION

November 13, 2023	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer